UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 6)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                February 22, 2002
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                    SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      musicmaker.com, Inc.                                          54-1811721
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                               |_|

--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         655,700
SHARES                      ___________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                        ___________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            655,700
WITH                        ___________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      655,700
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.9%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
-------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jewelcor Management, Inc.                                    23-2331228
-------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                             |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
-------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         475,500
SHARES                      ____________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                        ____________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            475,500
WITH                        ____________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      475,500
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.1%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Barington Companies Equity Partners, L.P.                     13-4088890
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         339,200
SHARES                     _____________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                       _____________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            339,200
WITH                       _____________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      339,200
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.5%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Ramius Securities, LLC                                       58-2253019
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
--------------------------------------------------------------------------------
3)    SEC USE ONLY

--------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
--------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         89,500
SHARES                     _____________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                       _____________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            89,500
WITH                       _____________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
--------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      89,500
--------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
--------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 1.0%
--------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Domrose Sons Partnership                                       11-3256586
--------------------------------------------------------------------------------
2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a)  [x]
                                                                   (b)  |_|
-------------------------------------------------------------------------------
3)    SEC USE ONLY

-------------------------------------------------------------------------------
4)    SOURCE OF FUNDS

      WC
-------------------------------------------------------------------------------
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            |_|
-------------------------------------------------------------------------------
6)    CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
-------------------------------------------------------------------------------
                              7)  SOLE VOTING POWER
NUMBER OF                         8,000
SHARES              ___________________________________________________________
BENEFICIALLY                  8)  SHARED VOTING POWER
OWNED BY                          none
EACH                ___________________________________________________________
REPORTING                     9)  SOLE DISPOSITIVE POWER
PERSON                            8,000
WITH                ___________________________________________________________
                             10)  SHARED DISPOSITIVE POWER
                                  none
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,000
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      less than 1.0%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON

      PN
-------------------------------------------------------------------------------

         Introduction. This Amendment No. 6 amends and supplements the Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by musicmaker.com, Inc. ("musicmaker"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value (the "Common Stock"), of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.

               Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is deleted in its entirety and replaced with the following:

         All purchases of Common Stock by the Reporting Entities were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $1,448,535 by musicmaker.com, Inc.; $1,036,831 by Jewelcor Management, Inc.; $747,781 by Barington Companies Equity Partners, L.P.; $207,686 by Ramius Securities, LLC; and $16,428 by Domrose Sons Partnership.

               Item 4 of the Schedule 13D, "Purpose of Transaction," is amended by adding the following:

         On February 22, 2002, musicmaker sent a letter to the President and Chief Executive Officer, as well as to each director, of the Company setting forth its willingness to acquire the Company on a negotiated basis, through an appropriate acquisition entity, for a price of $2.50 per share in cash. A copy of that letter is filed as Exhibit 99.12 hereto and incorporated herein by reference. No response to that letter has been received to date.

               Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

         As of the date hereof, the Reporting Entities own an aggregate of 1,567,900 shares of Common Stock, representing approximately 6.9% of the outstanding shares of Common Stock based upon the 22,704,615 shares of Common Stock reported by the Company to be issued and outstanding as of October 31, 2001 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.

         As of the date hereof, musicmaker.com, Inc. beneficially owns an aggregate of 655,700 shares of Common Stock, representing approximately 2.9% of the outstanding shares of Common Stock.

         As of the date hereof, Jewelcor Management, Inc. beneficially owns an aggregate of 475,500 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

         As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 339,200 shares of Common Stock, representing approximately 1.5% of the outstanding shares of Common Stock.

         As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 89,500 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         As of the date hereof, Domrose Sons Partnership beneficially owns an aggregate of 8,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

         Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

            99.11       Letter to Liquid Audio, Inc. dated February 12, 2002.

            99.12       Letter to Liquid Audio, Inc. dated February 22, 2002.

            Schedule III of the Schedule 13D, "Shares purchased by musicmaker.com, Inc.," is deleted in its entirety and replaced with the following:

Date            Number of Shares   Price Per Share      Cost(1)
----            ----------------   ---------------      -------

8/14/01                2,000         $    2.25      $     4,500.00
8/15/01              100,000         $    2.33      $   233,000.00
8/16/01                5,000         $    2.30      $    11,500.00
8/21/01               10,000         $    2.30      $    23,000.00
8/27/01               20,000         $    2.33      $    46,600.00
8/28/01               15,000         $    2.38      $    35,700.00
8/28/01                5,000         $    2.28      $    11,400.00
9/4/01                12,000         $    2.37      $    28,400.00
9/5/01                 2,500         $    2.31      $     5,775.00
9/5/01                 1,000         $    2.32      $     2,320.00
9/6/01                10,000         $    2.33      $    23,300.00
9/17/01                7,000         $    2.14      $    14,980.00
9/17/01                5,000         $    2.06      $    10,300.00
9/18/01               10,000         $    2.135     $    21,350.00
9/19/01               10,000         $    2.197     $    21,970.00
9/20/01               10,000         $    2.18      $    21,800.00
9/21/01                6,500         $    2.07      $    13,455.00
9/24/01               25,000         $    2.12      $    53,000.00
9/24/01               10,000         $    2.10      $    21,000.00
9/25/01               50,000         $    2.048     $   102,400.00

-------------
(1)    Excludes commissions and other execution-related costs.

Date            Number of Shares   Price Per Share      Cost(1)
----            ----------------   ---------------      -------

9/26/01               25,000         $    2.035     $    50,875.00
9/27/01               30,000         $    2.052     $    61,560.00
9/28/01               27,500         $    2.07      $    56,925.00
10/1/01               30,000         $    2.075     $    62,250.00
10/4/01               30,000         $    2.13      $    63,900.00
10/5/01               50,000         $    2.135     $   106,750.00
10/5/01                7,000         $    2.13      $    14,910.00
11/16/01              25,000         $    2.34      $    58,500.00
11/21/01               5,000         $    2.35      $    11,750.00
11/30/01               3,600         $    2.32      $     8,352.00
12/14/01               3,000         $    2.31      $     6,930.00
12/17/01              50,000         $    2.33      $   116,500.00
12/18/01              25,000         $    2.34      $    58,500.00
12/28/01               5,000         $    2.31      $    11,550.00
12/28/01               2,900         $    2.31      $     6,699.00
12/28/01               5,000         $    2.31      $    11,550.00
12/31/02               3,200         $    2.30      $     7,360.00
2/25/02                1,500         $    2.22      $     3,330.00
2/27/02                2,000         $    2.23      $     4,460.00
2/27/02                2,000         $    2.24      $     4,480.00
2/27/02                3,800         $    2.24      $     8,512.00
2/27/02                2,000         $    2.21      $     4,420.00
2/28/02                1,200         $    2.21      $     2,652.00

-------------
(1)    Excludes commissions and other execution-related costs.

                                   SIGNATURES

             After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:      March 1, 2002

                                  MUSICMAKER.COM, INC.


                                  By /s/ James A. Mitarotonda
                                    -------------------------------------
                                   Name:   James A. Mitarotonda
                                   Title:  President and Chief Executive
                                           Officer

                                  JEWELCOR MANAGEMENT, INC.


                                  By /s/ Seymour Holtzman
                                    -------------------------------------
                                   Name:   Seymour Holtzman
                                   Title:  Chairman and Chief Executive
                                           Officer

                                  BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                  By: Barington Companies Investors, LLC,
                                      its general partner


                                  By /s/ James A. Mitarotonda
                                    -------------------------------------
                                   Name:   James A. Mitarotonda
                                   Title:  President and Chief Executive
                                           Officer

                                  RAMIUS SECURITIES, LLC
                                  By:  Ramius Capital Group, LLC, its
                                       managing member


                                  By /s/ Peter A. Cohen
                                    -------------------------------------
                                   Name:   Peter A. Cohen
                                   Title:  Manager

                                  DOMROSE SONS PARTNERSHIP


                                  By /s/ James A. Mitarotonda
                                     ------------------------------------
                                   Name:   James A. Mitarotonda
                                   Title:  Partner